UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805 Israel

+972-73-541-2206

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

Steakholder Foods Ltd. (the “Company”) commenced its transition to U.S. GAAP for its financial reporting framework, which change will be reflected in future financial statements beginning with the 2023 year-end annual reporting period and comparative figures. Prior to the date hereof, the Company, reporting as of the date hereof as a “foreign private issuer” under the Securities and Exchange Act of 1934, elected to avail itself of relief in this respect and conducted its financial reporting in accordance with International Financial Reporting Standards (IFRS).

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-264110) and Form S-8 (File Nos. 333-255419, 333-267045 and 333-271112).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
		Name:	Arik Kaufman
		Title:	Chief Executive Officer

Date: December 13, 2023

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